Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six months ended		Year ended December 31,
	June 30,	June 30,
	2016	2015	2015	2014	2013	2012	2011
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes (1)	$239,546	$171,879	$388,604	($156,892)	$279,796	$122,464	$212,938
Fixed charges :
Interest expense and capitalized interest	103,171	94,531	193,840	688,280	315,685	379,086	505,523
Estimated interest component of net rental payments	5,145	7,373	11,391	11,665	9,874	9,752	13,470
Total fixed charges including interest on deposits	108,316	101,904	205,231	699,945	325,559	388,838	518,993
Less: Interest on deposits	60,473	52,122	107,533	105,087	137,364	184,089	269,487
Total fixed charges excluding interest on deposits	47,843	49,782	97,698	594,858	188,195	204,749	249,506
Income before income taxes and fixed charges (including interest on deposits)	$347,862	$273,783	$593,835	$543,053	$605,355	$511,302	$731,931
Income before income taxes and fixed charges (excluding interest on deposits)	$287,389	$221,661	$486,302	$437,966	$467,991	$327,213	$462,444
Ratio of earnings to fixed charges
Including interest on deposits	3.2	2.7	2.9	(A)	1.9	1.3	1.4
Excluding interest on deposits	6.0	4.5	5.0	(A)	2.5	1.6	1.9
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	3.2	2.6	2.8	(A)	1.8	1.3	1.4
Excluding interest on deposits	5.8	4.3	4.8	(A)	2.4	1.6	1.8

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.